EXHIBIT 1

Press Release Including Fourth Quarter 2003 Outlook

Exhibit 1

RESOURCES. PRODUCTION. MARKETS.

THIRD QUARTER 2003

Report to Shareholders for the period ended September 30, 2003

Suncor Energy sets new production record driving 60 per cent increase in earnings

Oil sands growth and downstream integration plans advanced

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Natural gas converts to barrels of oil equivalent at a 6:1 ratio (six million cubic feet of natural gas converts to one thousand barrels of oil equivalent).

Suncor Energy Inc. reported third quarter net earnings of $295 million ($0.64 per common share), up 60% from the $184 million ($0.38 per common share) recorded in the third quarter of 2002. Excluding the effects of unrealized foreign currency translation gains on the company’s U.S. dollar denominated long-term debt and preferred securities, net earnings in the third quarter of 2003 were $286 million ($0.62 per common share). Cash flow from operations increased 31% to $584 million, from $447 million in the third quarter of 2002.

“We expected a strong third quarter and we delivered,” said Rick George, president and chief executive officer. “We’re definitely seeing the return on our investment in oil sands growth and Suncor’s company-wide focus on operational excellence.”

Increased earnings and cash flow were primarily the result of record crude oil production from Suncor’s oil sands business, higher benchmark commodity prices, lower hedging losses, higher downstream margins and the incremental earnings impact of the company’s Denver-based refining and marketing business, which was acquired August 1, 2003. These factors were partly offset by a lower realization on Suncor’s crude oil sales basket primarily resulting from a stronger Canadian dollar and a lower percentage of high-value products in Suncor’s sales mix.

Net earnings for the first nine months of 2003 increased to $784 million ($1.76 per common share) from $503 million ($1.08 per common share) in the first nine months of 2002. Cash flow from operations increased to more than $1.5 billion from $980 million in the first nine months of 2002.

“The first phase of Firebag is an important step in reaching our oil sands production capacity target of 260,000 barrels per day in 2005. We remain on budget and on schedule to begin production in early 2004.”

Rick George  president and chief executive officer

Suncor’s oil sands business posted record quarterly production of 231,500 barrels of oil per day (bpd), exceeding the 220,000 to 225,000 bpd the company had targeted and third quarter 2002 production of 207,900 bpd.

Increased production, combined with seasonally lower energy consumption and lower natural gas prices, drove third quarter cash operating costs at oil sands below targets to an average $9.85 per barrel from $13.20 per barrel in the second quarter of 2003. Cash operating costs in the third quarter of 2002 were $10.40 per barrel.

Total upstream production increased 11% to an average 267,900 barrels of oil equivalent (boe) per day in the third quarter from 241,700 boe in the third quarter of 2002.

Growth Strategy Update

Suncor began steam injection at its Firebag in-situ operation in mid-September. The steam assisted gravity drainage technology uses steam to heat the bitumen, reducing its viscosity and allowing it to be pumped to the surface for upgrading.

“The first phase of Firebag is an important step in reaching our oil sands production capacity target of 260,000 barrels per day in 2005,” said George. “We remain on budget and on schedule to begin production in early 2004.”

In its downstream operations, Suncor acquired a Denver-area refinery and related pipeline and retail assets on August 1, 2003. The purchase is Suncor’s first U.S. downstream acquisition and part of an integration strategy aimed at improving the company’s access to growing North American energy markets through acquisitions, long-term contracts and possible joint ventures.

The Denver asset purchase and settlement of payables related to the second quarter planned maintenance shutdown at Oil Sands resulted in an increase in net debt during the third quarter of about $100 million. Despite this increase, Suncor’s net debt at the end of the quarter was approximately $365 million lower than 2002 year-end net debt of $2.7 billion (excluding 2003 unrealized foreign exchange impacts, net debt was approximately $240 million lower). Suncor continues to target its debt level at approximately two times cash flow at mid-cycle oil prices.

Sustainability Report Released

Suncor released its 2003 Report on Sustainability in October. To Suncor, sustainability means recognizing the relationship between economic, environmental and social performance and taking a long-term view to manage risks and maximize benefits across all three areas. The report describes Suncor’s vision of becoming a sustainable energy company and reviews its progress in 2001 and 2002. Copies are available at www.suncor.com or by calling 1-800-558-9071.

A key component of Suncor’s social performance is health and safety on company work sites. A fatality at the Sarnia refinery in August was a tragic reminder of the importance of an unrelenting commitment to safety as the over-riding operational priority across the company. Trevor Daye, 21, died during a fire at the refinery.

“As both the leader of Suncor’s safety efforts and as a father, this tragedy touched me deeply,” said George. “We are working closely with authorities in their investigation of the incident.”

OUTLOOK FOR THE FOURTH QUARTER AND FULL YEAR, 2003

Suncor’s outlook for the fourth quarter of 2003 and full year provides management’s assessment of certain expected outcomes in key areas of Suncor’s business. Suncor’s financial results for the fourth quarter will be publicly released on January 29, 2004.

	Q4 2003 Outlook	2003 Full Year Outlook

Oil Sands
Production (bpd)	225 000 to 230 000	210 000 to 215 000
Sales total (bpd)	230 000 to 235 000	210 000 to 215 000
Light sweet	54%	52%
Diesel	12%	12%
Light sour/bitumen	34%	36%
Realization on crude sales basket	WTI (1) @ Cushing less	WTI @ Cushing less
	Cdn$4.00 to $4.50 per barrel	Cdn$3.25 to $3.75 per barrel
Cash operating costs (2)	$ 10.50 to $11.00 per barrel	$ 11.25 to $11.75 per barrel
Natural Gas
Natural gas (mmcf per day)	185 to 190	185 to 190
Natural gas liquids (bpd)	2 100	2 200
Crude oil (bpd)	1 400	1 400

(1) WTI – West Texas Intermediate.

(2) Suncor includes cash operating cost per barrel data because investors may use this information to estimate the company’s ability to generate net earnings and cash flow from operations. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Readers are directed to the Management’s Discussion and Analysis for further details on the calculation of cash operating cost per barrel amounts.

Factors that could potentially impact the fourth quarter outlook for 2003 include:

•      Ongoing volatility in Canadian/U.S. currency exchange rates.

•      Ongoing volatility in global crude oil markets and North American natural gas and synthetic crude oil markets. The impact of additional synthetic crude oil supply periodically introduced to North American markets may also impact Suncor’s realization on its crude sales basket.

•      Extreme cold weather at the Oil Sands business can negatively impact natural gas consumption, bitumen production capability and transportation of products.

•      Planned maintenance work on gas oil hydrotreaters and a portion of the utilities plant at Suncor’s Oil Sands business. Should the maintenance work take longer than planned, the sales mix of oil sands products could be negatively impacted.

•      Ongoing variability in refining and retail margins. Refining margins are currently between 6.8 cents per litre (cpl) and 7.1 cpl for Canadian operations and 6.0 cpl and 7.0 cpl for U.S. operations. Retail gasoline margins are currently between 7.1 cpl and 7.4 cpl for Canadian operations and 5.0 cpl and 6.0 cpl for U.S. operations.

The foregoing summary and outlook contain forward-looking statements. Readers are directed to the Management’s Discussion and Analysis, “Legal Notice – Forward-looking Information,” which also applies to such forward-looking statements.